Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

January 20, 2022

Filed via EDGAR

Ms. Karen L. Rossotto

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:         Legg Mason ETF Investment Trust (the “Trust”)

                      (File Nos. 333-206784; 811-23096)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 135/138 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the ClearBridge All Cap Growth ESG ETF series of the Trust (the “Fund”), which was filed with the Commission on November 23, 2021 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1. Comment: Please advise supplementally what percentage of the Fund’s pre-existing portfolio failed to meet the ESG criteria that have been added to the Fund’s principal investment strategies. Please consider whether the Fund needs to inform shareholders about the potential for high portfolio turnover or significant changes in sector or geographic allocations in connection with the investment strategy changes.

Response: Approximately 5% of the Fund’s pre-existing portfolio did not meet the ESG criteria that have been added to the Fund’s principal investment strategies (i.e., the implementation of the ESG criteria only resulted in a change of approximately 5% of the Fund’s portfolio). Therefore, as the implementation of the ESG criteria did not result in a material change to the Fund’s portfolio, no additional notifications to shareholders in connection with these changes are needed.

2. Comment: In the Fund’s 80% investment policy, please add the following language, “plus the amount of any borrowings for investment purposes.”

Response: The following disclosure will be added to the Fund’s 80% investment policy in the Fund’s principal investment strategies section (new disclosure is in italics):

Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that meet its financial and ESG criteria.

3. Comment: The principal investment strategies section states that the “subadviser will exercise judgment to determine ESG best practices based on its over thirty-year history managing ESG investment strategies through an established proprietary process.”

(a) What is the basis for the subadviser’s judgment in determining ESG best practices? What objective criteria does the subadviser use to make that judgment?

(b) Please confirm the accuracy of the above statement and provide the basis for the statement that the subadviser has an over thirty year history managing ESG investment strategies through an established proprietary process.

Response:

(a) As detailed in the response below, the subadviser has a long history in managing ESG investment mandates, and its judgment in determining ESG best practices is guided by this experience and overarching industry accepted ESG principles. The subadviser employs an ESG analysis and assigns a proprietary ESG rating to determine whether a security meets the subadviser’s ESG criteria. The primary source of ESG information is derived from the subadviser’s research analysts and portfolio managers. The subadviser also uses a variety of third-party research services on specific issues, such as environmental management systems, corporate governance ratings, sweatshop/union/labor practices, workplace and retention practices and EPA data, among others. The subadviser does not rely on any one third-party source to conduct its ESG research and analysis, and views third-party research providers as supplementary to the subadviser’s own proprietary research and analysis. A marked version of the Fund’s principal investment strategies is included as Appendix A.

(b) The Trust confirms the accuracy of this statement. One of the subadviser’s hallmarks is its ESG investment program, which integrates ESG principles, active company engagement and shareholder advocacy across the majority of its investment platform. The subadviser has a long history of managing ESG mandates. The subadviser’s predecessor firm opened its first ESG account in 1975 and, in 1987, established a structured social investment program. Since that time, the subadviser’s ESG investment approach has remained consistent in its basic tenets of integrating material, sector specific ESG factors into the research and stock-selection process but has continually evolved and grown.

4. Comment: The principal investment strategies section states that the “[t]he ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency, and life-cycle analysis; community involvement, strategic philanthropy, and reputation management; and strong corporate governance and independence of the board.”

(a) Please disclose what the financial and ESG criteria are and what thresholds need to be met for the Fund.

(b) Are the E, S and G components weighted the same or does the subadviser focus on specific areas? How does the subadviser view ESG? Please describe the objective criteria, data and measurements the subadviser uses to determine what issuers meet the ESG criteria. The disclosure should allow investors to compare the ESG criteria used by the subadviser with the criteria used by other ESG funds.

Response:

(a) A marked version of the Fund’s principal investment strategies is included as Appendix A. The subadviser actively integrates criteria inclusive of ESG issues into the portfolio construction of the Fund. The subadviser utilizes an integrated approach that does not segment the investment process into distinct financial and ESG components, rather financial criteria and ESG factors are considered throughout the investment process. Specifically, the subadviser’s proprietary ESG evaluation process is integrated with fundamental research into stock selection as part of a bottom-up approach to investing. Research analysts integrate ESG factors during analysis at the company-level, and work directly with the portfolio management team to integrate the ESG factors into the strategy. The subadviser employs an ESG analysis and assigns a proprietary ESG rating to each company under consideration for investment. Companies with an ESG rating of “B” are considered univestable. Thus, companies that are selected for inclusion in the Fund’s portfolio meet both the financial and ESG criteria that are part of the subadviser’s security selection process, with companies being weighted according to the portfolio management team’s highest-conviction ideas with adjustments to position sizes in order to manage portfolio risk.

With respect to individual ESG considerations, such considerations are dependent on the company and/or sector. Certain ESG considerations are not relevant to all companies and/or sectors, and thus the weighting of the E, S and G components is dependent on the company and/or sector. The sector analyst determines which ESG issues are important for their particular sector. As an example, supply chain monitoring standards would be relevant to the consumer sector, but less relevant to other sectors. The list of ESG considerations included in the prospectus is intended to be illustrative of the different types of ESG considerations that may be considered, but each item would not necessarily be relevant for each particular company or sector.

(b) A marked version of the Fund’s principal investment strategies is included as Appendix A. See the responses to comments 3(a) and 4(a) above.

5. Comment: The principal investment strategies section states that the “[t]he subadviser seeks to invest over the long-term in companies that are considered to be of high quality with sustainable competitive advantages as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner.” Please revise this statement to specify “companies that the subadviser considers to be …“ Please also consider whether the use of the term “sustainable” in this context is appropriate.

Response: The Trust will make the requested revisions.

6. Comment: Please describe how the subadviser’s investment strategy and financial criteria interplay with its ESG criteria (particularly with respect to the Fund’s 80% investment policy). Is the Fund’s investment universe only those companies that meet the subadviser’s ESG criteria? Please clarify the subadviser’s process for determining investments for the Fund.

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A. See the responses to comments 3(a) and 4(a) above.

7. Comment: The Staff noticed that the risks are listed in alphabetical order. Please reorder the risks to be in order of priority based on their significance or importance with respect to their adverse effect on the Fund, it’s NAV and total return. The Staff notes that after the listing of the most significant risks, the remaining risks may be listed in alphabetical order. See generally SEC Release ADI 2019-08.

Response: The Trust will make the requested change.

8. Comment: “Concentration risk” is included in the principal risk section and provides that “[t]he fund may be susceptible to an increased risk of loss, including losses due to events that adversely affect the fund’s investments more than the market as a whole, to the extent that the fund’s investments are concentrated in the securities of a particular issuer or issuers within the same geographic region, market, industry, group of industries, sector or asset class.” However, the Fund’s fundamental investment restriction regarding industry concentration states that “[t]he Fund will not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry, except as permitted by exemptive relief or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction.” Further, the principal investment strategy section states that “[t]he fund seeks to invest in a diversified portfolio of large, medium and small capitalization stocks that have the potential for above-average long-term earnings and/or cash flow growth and meet its financial and environmental, social and governance (“ESG”) criteria.” Please address these inconsistencies, including considering renaming the title of “Concentration risk” and revising the corresponding risk disclosure to make it clear that the Fund does not concentrate its investments in a particular industry or group of industries.

Response: “Concentration risk” in the Fund’s Item 4 section will be replaced with the following:

Industry or sector focus risk. Although the fund does not employ an industry or sector focus, the fund may be susceptible to an increased risk of loss, including losses due to events that adversely affect the fund’s investments more than the market as a whole, to the extent that the fund has greater exposure to the securities of a particular issuer or issuers within the same industry or sector.

9. Comment: “Foreign investments risk” is included as a risk in the principal risks section. Please disclose foreign investments in the principal investment strategies section; conversely, if foreign investments are not a principal investment, please move such disclosure to the Statement of Additional Information (“SAI”). Further, there is a reference to emerging market investments in this risk disclosure. Please disclose emerging market investments in the principal investment strategies section; conversely, if emerging market investments are not a principal investment, please move such disclosure to the SAI.

Response: “Foreign investments risk,” and the reference to emerging market countries within that risk, will be removed from the Item 4 section titled “Principal risks” in the Fund’s prospectus. “Foreign investment risk” will be maintained in the Item 9 section titled “More on risks of investing in the fund,” which includes certain non-principal investment risks. The Trust notes that the Fund’s principal investment strategies are identified under the headings “Principal investment strategies,” in Item 4 while more information on such strategies, as well as additional information, is provided in the section titled “More on the fund’s investment strategies, investments and risks” in Item 9.

10. Comment: “Information technology sector risk” is included in the principal risk section. Please disclose investments in the information technology sector in the principal investment strategies section.

Response: Disclosure regarding investments in the information technology sector will be added to the principal investment strategies section as requested.

11. Comment: “Stock market and equity securities risk” states that “[e]quity securities may include warrants, rights, exchange-traded and over-the-counter common stocks, preferred stock, depositary receipts, trust certificates, limited partnership interests and shares of other investment companies, including exchange-traded funds, and real estate investment trusts.” Please disclose each type of equity security that is a principal investment for the Fund in the principal investment strategies section and include a corresponding risk for each such investment. If any of these types of equity securities are not principal investments, please move those references to the SAI.

Response: This language is intended to provide a general listing of the various instruments that are considered equity securities under the Fund’s policies. While some of these types of instruments are not distinguished as separate principal investments, this sentence is intended to provide broad examples of what is considered an equity security. The Trust believes that this helps an investor’s understanding of what is meant by an equity security, so that an investor can assess the risks with respect to equity investments. As such, the Trust has not made any changes to the above cited sentence.

12. Comment: In the Item 9 principal investment strategies section, please explain how the subadviser considers “[s]upply chain monitoring standards” in an ESG context.

Response: The subadviser seeks a high degree of transparency into a company’s global workforce, as evident through company disclosures and public filings and direct company meetings. The subadviser considers and incorporates into its investment decision making human rights information for companies. Metrics the subadviser look for include, for example, the number and types of human rights violations as defined by the internationally recognized human rights standards or the Global Compact recommendations.

13. Comment: The Item 9 principal investment strategies section includes a paragraph that begins with “[t]he portfolio managers construct a portfolio of companies along the spectrum of growth rates and valuations …“ This paragraph discusses both growth and ESG strategies. Please consider revising this paragraph to differentiate the growth and ESG strategies and please clarify how the subadviser applies each strategy.

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A.

14. Comment: The Item 9 “More on risks of investing in the fund” section includes “Communication services sector risk.” If this is a principal investment/risk, please include it in the fund summary section. If not, please state that this is a non-principal risk. The same comment applies to “Healthcare sector risk.”

Response: Disclosure regarding investments in the communication services and healthcare sectors will be added to the Item 4 section as requested.

15. Comment: The Item 9 “More on risks of investing in the fund” section includes an “Illiquidity risk” that references fixed income securities. Please clarify if the Fund will invest in fixed income securities as a principal investment strategy and, if so, include corresponding principal investment strategy disclosure.

Response: The disclosure for “Illiquidity risk” in the Item 9 section, “More on risks of investing in the fund” in the Fund’s prospectus will be replaced with the following:

Illiquidity risk exists when particular investments are impossible or difficult to sell. Although the fund’s investments must be liquid at the time of investment, investments may become illiquid after purchase by the fund, particularly during periods of market turmoil. Markets may become illiquid when, for instance, there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. When the fund holds illiquid investments, the portfolio may be harder to value, especially in changing markets, which may contribute to the fund’s shares trading at a premium or discount to net asset value.

16. Comment: Under the heading titled “More on fund management,” please disclose ClearBridge’s experience with ESG investments.

Response: The disclosure under “More on fund management” will be revised as follows (new disclosure is in italics):

ClearBridge has been committed to delivering long-term results through active management for more than 50 years, and bases its investment decisions on fundamental research and the insights of seasoned portfolio management teams. ClearBridge has over 30 years of experience managing ESG investment strategies.

17. Comment: Under the heading titled “Distribution,” please confirm that the Fund does not plan on charging 12b-1 fees for at least one year; otherwise, such fees should be disclosed in the fee table. In addition, please add the disclosure required by Item 12(b)(2) of Form N-1A.

Response: The Trust confirms that the Fund does not plan on charging 12b-1 fees for at least one year from the date of the prospectus. The Trust respectfully declines to add the requested disclosure to the Fund’s prospectus, as the “Distribution” section clarifies that “no Rule 12b-1 fees are currently paid by the fund, and there are no current plans to impose these fees.” The Trust also notes that the section titled “Services and Distribution Plan” in the SAI provides the following: “However, in the event Rule 12b-1 fees are charged in the future, because these fees would be paid out of the Fund’s assets on an ongoing basis, these fees would increase the cost of your investment in the Fund. By purchasing shares subject to distribution fees and service fees, you might pay more over time than you would by purchasing shares with other types of sales charge arrangements.”

18. Comment: Please clarify whether it remains appropriate to include the “Prior performance of similar accounts” section in light of the Fund’s investment strategy changes. Is it still accurate to say that these other accounts were managed with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the Fund in light of the Fund’s new investment strategy? Please advise or remove the supplemental performance section.

Response: The Trust has removed the section titled “Prior performance of similar accounts.”

19.	Comment: In the SAI, please confirm that “1940 Act Vote” is defined.

Response: The Trust confirms that the term “1940 Act Vote” is defined under the section titled “Glossary of Terms” in the Fund’s SAI.

20. Comment: The “Fundamental Investment Policies” section in the SAI states that “the Trust understands that the SEC staff considers securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” Please remove this disclosure as the Staff does not consider securities issued by a foreign government to be in a single industry.

Response: The referenced disclosure will be removed as requested.

21. Comment: In the SAI, under the heading titled “Acceptance of Creation Orders”, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if (i) the acceptance of the basket would have certain adverse tax consequences to the Fund; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund or the Manager, have an adverse effect on the Fund or the rights of the Fund’s beneficial owners. The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See Exchange-Traded Funds, Release No. 33-10515, at pp.67-68 (June 28, 2018).

Response: The referenced disclosure will be revised as follows (deleted disclosure is crossed through and new disclosure is in italics):

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances. The Fund and the Distributor reserve the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s position, to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund, including, for example, if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; ~~(iii) acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund; (iv~~iii) acceptance of the Fund Deposit would, in the opinion of the Fund, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Manager, have an adverse effect on the Fund or the rights of beneficial owners of the Fund;~~ or (~~vi~~iv) in the event that circumstances outside the control of the Fund make it for all practical purposes impossible to process creation orders.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours, /s/ J. Stephen Feinour, Jr.

cc:	Tara Gormel

Appendix A

Item 4 Principal investment strategies

The fund seeks to invest in a diversified portfolio of large, medium and small capitalization stocks that have the potential for above-average long-term earnings and/or cash flow growth and meet its financial and environmental, social and governance (“ESG”) criteria. Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that meet its financial and ESG criteria. The fund’s subadviser, ClearBridge Investments, LLC (“ClearBridge” or the “subadviser”), uses a bottom-up investment process that seeks to find inefficiently priced companies with strong fundamentals, incentive-driven management teams, dominant positions in niche markets and/or goods and services that are in high customer demand. The bottom-up process used by the subadviser relies on extensive fundamental research that looks to identify companies with a range of growth opportunities while evaluating the company’s business model, financial structure and management acumen.

Research is conducted by the portfolio managers with input from the sector analysts of ClearBridge’s Fundamental Research Team. The team utilizes proprietary and independent research to identify companies whose projected rapid growth in earnings and cash flow is based on their participation in new products or markets. For large company growth stocks, the team seeks companies that exhibit superior balance sheets, exceptional management teams and long-term, consistent operating histories. The subadviser attempts to complement this core group of companies with tactical stocks that reflect themes within the prevailing market environment. When looking at small- and medium-sized company growth stocks, the subadviser focuses on companies with rapid earnings growth potential, unrecognized values, industry leadership and management teams that have a significant ownership stake.

The subadviser anticipates using a long-term approach to investing that typically results in low portfolio turnover. The subadviser, however, may take a more active approach to the portfolio, depending upon market conditions.

Determination of whether a company meets the fund’s ESG standards is based on the subadviser’s proprietary research approach. The subadviser will exercise judgment to determine ESG best practices based on its over thirty-year history managing ESG investment strategies through an established proprietary process. The subadviser utilizes a fundamental, bottom-up research approach that emphasizes company analysis, management and stock selection. The subadviser’s propriety research and analysis generally incorporates information and data obtained from a variety of third-party research providers as supplementary to the subadviser’s own proprietary research and analysis. The subadviser has the right to change the third-party service providers that support this process at any time.

In addition, certain types of companies are excluded from the investment universe. Companies in the tobacco and coal industries are excluded, and companies earning a significant portion of their revenue (in general, approximately 10-15% or more) from controversial arms (e.g., nuclear, chemical and biological weapons; cluster munitions and anti-personnel landmines) or gambling are also excluded. The subadviser may modify this list of prohibited investments, including revenue thresholds or any particular exclusion, at any time, without shareholder approval or notice.

The ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency, and life-cycle analysis; community involvement, strategic philanthropy, and reputation management; and strong corporate governance and independence of the board. The ESG analysis is conducted by the ~~fundamental analyst platform~~subadviser’s sector analysts on a sector-specific basis, and a proprietary ESG rating is assigned to each company. The weightings of the E, S and G factors are determined by the subadviser for each respective sector and sub-sectors.

All companies are assigned a proprietary ClearBridge ESG rating (A, AA, AAA). Companies that score a rating of “B” are considered uninvestable. The subadviser’s proprietary ESG ratings assesses whether a company focuses on ESG factors, integrates ESG factors into its business model, and measures such efforts. Companies that the subadviser believes have not focused on ESG factors or have a poor ESG record are assigned a rating of “B.” The subadviser uses a variety of ESG factors, which may change from time to time, as part of its rating process. These factors are further described below under “More on the fund’s investment strategies, investments and risks—Principal investment strategies.” Further, to the extent that there is a material/substantial issue with any one of the E, S or G components with respect to a company, such company will be assigned a “B” rating. The subadviser’s ESG ratings are formally reviewed at least annually. In addition, the subadviser’s research analysts monitor the companies included in the fund’s portfolio on an ongoing basis to assess the continued appropriateness of such ratings.

The subadviser seeks to invest over the long-term in companies that ~~are considered~~the subadviser considers to be of high quality with ~~sustainable~~ competitive advantages that can be maintained as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner. The subadviser seeks to invest in leadership companies where the portfolio managers believe the market price underestimates the magnitude of future growth. Leadership may be assessed both quantitatively and qualitatively. The subadviser seeks to select securities of companies that are category leaders with characteristics to sustain that position and grow market share consistently. The subadviser performs rigorous analysis to understand company fundamentals, key competitive dynamics, and industry structure with the belief that the best business models win over time. The subadviser seeks to identify social or economic trends that will have an impact on the economy as a whole to support multi-year investment opportunities, allowing for compounding of earnings and cash flow. The subadviser seeks companies with self-funding business models with significant recurring revenue and businesses with the ability to generate superior free cash flow over time. In addition, the subadviser takes a disciplined approach to valuation and stress tests the sustainability of profitability and growth. The subadviser will also consider emerging companies with promising future prospects that may not yet have demonstrated substantial profitability.

The subadviser will utilize fundamental analysis to identify investment candidates with these attributes, and evaluate industry dynamics, the strength of the business model and management skill. Valuation will be carefully examined using a variety of techniques that depend on the type of company being researched. Methods typically used are discounted cash flow analysis, market implied growth and returns relative to the subadviser’s expectations, multiple comparisons and scenario analysis. The subadviser will sell a security if the issuer no longer meets its financial or ESG criteria.

It is also the subadviser’s intention to engage and encourage management to improve in certain ESG areas identified by the subadviser through the sector analysts’ lead engagement. The subadviser engages and encourages management to improve in certain ESG areas in a variety of ways, including through ESG engagement meetings with management personnel of companies to discuss different topics relevant to the company’s business operations, such as labor standards, workforce diversity, supply chain, environmental targets, carbon intensity, reputation, and executive compensation; applying proprietary methodologies to assess the outcome and progress of these meetings to inform the subadviser’s ESG rating of the companies; and through proxy voting.

As of the end of the fund’s fiscal year, the top three sectors represented by the fund’s underlying investments were information technology, communication services and health care. These sectors may change over time.

Item 9 More on the fund’s investment strategies, investments and risks - Principal investment strategies

The fund attempts to structure a diversified portfolio of large, medium and small capitalization stocks that have the potential for above-average long-term earnings and/or cash flow growth and meet its ESG criteria using a bottom-up investment process that seeks to find inefficiently priced companies with strong fundamentals, incentive-driven management teams, dominant positions in niche markets and/or goods and services that are in high customer demand. The bottom-up process used by the subadviser relies on extensive fundamental research that looks to identify companies with a range of growth opportunities while evaluating the company’s business model, financial structure and management acumen. The fund may also invest in companies that the subadviser believes are making substantial progress toward becoming a leader in ESG policies. In assessing whether a company is making substantial progress toward becoming a leader in ESG, the subadviser considers the degree to which companies acknowledge and respond to the ESG factors that emerge within their operating arena. The subadviser evaluates a company’s capacity to manage the ESG drivers of business performance by analyzing corporate policies, management systems and practices, and a company’s track record in these areas. The subadviser primarily relies on the company’s public reports and filings in assessing such progress but is also informed by its engagement with management.

Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in securities that meet its financial and ESG criteria.

The investment process begins by focusing on a core universe of companies with a market capitalization of $ 3 billion or more. These companies are evaluated based on factors such as sustainability and growth dynamics of their business, the adequacy of their capital to fund growth initiatives and management’s business strategy and history of execution of the strategy. Other factors considered by the subadviser may include:

•	A company’s competitors

•	The cyclicality of its business and recurring revenues

•	A company’s product cycle

•	Profit margins

•	Clarity of a company’s business model and vision for growth

•	Consistency of reported operational results

•	Use of incentives and management’s ownership stake in the company

•	Valuation, including free cash flow yield, price to earnings ratio and price to earnings growth ratio

After identifying companies for potential investment, the subadviser seeks to achieve diversification of the portfolio across the growth spectrum, including cyclical companies, stable growth companies and sustainable growth companies. The subadviser seeks to complement a core group of large capitalization growth companies with tactical stocks that reflect themes within the prevailing market environment. When looking at small- and medium-sized company growth stocks, the subadviser selects stocks of those companies with rapid earnings growth potential, unrecognized values, industry leadership and management teams that have a significant ownership stake.

The portfolio managers construct a portfolio of companies along the spectrum of growth rates and valuations, assigning weights accordingly to the team’s highest-conviction ideas, and adjusting position sizes to manage portfolio risk. Through its investment process the subadviser seeks to provide balanced and diversified exposure across the entire growth spectrum (cyclical, stable, and select), while maintaining high active share (i.e., the extent to which the fund’s holdings diverge from the fund’s benchmark index).

Determination of a company’s ESG standards is based on the subadviser’s proprietary research approach. The subadviser will exercise judgment to determine ESG best practices based on its over thirty-year history of managing ESG investment strategies through an established proprietary process. The ~~subadviser utilizes~~subadviser’s proprietary ESG evaluation process is integrated with a fundamental, bottom-up research approach that emphasizes company analysis, management and stock selection. Research analysts integrate ESG factors during analysis at the company-level, and work directly with the portfolio management team to integrate the ESG factors into the strategy. In addition, certain types of companies are excluded from the investment universe. Companies in the tobacco and coal industries are excluded, and companies earning a significant portion of their revenue (in general, approximately 10-15% or more) from controversial arms (e.g., nuclear, chemical and biological weapons; cluster munitions and anti-personnel landmines) or gambling are also excluded. The subadviser may modify this list of prohibited investments, including revenue thresholds or any particular exclusion, at any time, without shareholder approval or notice. Thus, companies that are selected for inclusion in the fund’s portfolio meet both the financial and ESG criteria that are part of the subadviser’s security selection process, with companies being weighted according to the portfolio management team’s highest-conviction ideas with adjustments to position sizes in order to manage portfolio risk.

The subadviser’s propriety research and analysis generally incorporates information and data obtained from a variety of third-party research providers as supplementary to the subadviser’s own proprietary research and analysis. The subadviser has the right to change the third-party service providers that support this process at any time.

The ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency (the concept of creating more goods and services while using fewer resources and creating less waste and pollution) and life-cycle analysis; community involvement, strategic philanthropy and reputation management; and strong corporate governance and independence of the board. The subadviser utilizes an integrated approach that does not segment the investment process into distinct financial and ESG components, rather financial criteria and ESG factors are considered throughout the investment process.

The portfolio managers consider various ESG factors, including but not limited to:

•	Supply chain monitoring and standards (ethical sourcing, high degree of transparency on a company’s global workforce)

•	Environmental considerations (greenhouse gas emissions targets and achievements, waste minimization and natural resource scarcity policies, environmental management systems)

•	The regulatory framework to which the company is subject

•	Workplace safety standards

•	Labor relations (labor management, employee sentiment, diversity, employee training and retention programs, workplace safety standards)

•	Community impact (does the company serve and have a positive impact on the communities in which they operate through actions such as volunteerism and strategic giving)

•	Green products and services (does the company utilize recyclable materials in production, does the company provide and/or utilize products or services intended to reduce environmental impact)

•	Continuous improvements in energy efficiency in products and operations

•	Executive compensation, independence and diversity of the board

•	Capital allocation policy (does company allocate capital in ways that are consistent with ESG best practices and the best interests of shareholders)

The ESG analysis is conducted by the ~~fundamental analyst platform~~subadviser’s sector analysts on a sector-specific basis, and a proprietary ESG rating is assigned to each company. Each sector of the economy (e.g., technology, energy, retail) is likely to face a different range of issues, given the different business environments in which the sectors operate. Recognizing this, the subadviser’s sector analysts and portfolio managers selectively emphasize those particular issues that the subadviser believes are most relevant to a company’s performance. While ESG characteristics and weightings are determined by company and sector, they also share common traits such as transparency, management involvement, innovation, long-term view, and willingness to engage investors on sustainability matters.

The subadviser seeks to invest over the long term in companies that ~~are considered~~the subadviser considers to be of high quality with ~~sustainable~~ competitive advantages that can be maintained as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner. The subadviser seeks to invest in leadership companies where the portfolio managers believe the market price underestimates the magnitude of future growth. Leadership may be assessed both quantitatively and qualitatively. The subadviser seeks to select securities of companies that are category leaders with characteristics to sustain that position and grow market share consistently. The subadviser performs rigorous analysis to understand company fundamentals, key competitive dynamics and industry structure with the belief that the best business models win over time. The subadviser seeks to identify social or economic trends that will have an impact on the economy as a whole to support multi-year investment opportunities, allowing for compounding of earnings and cash flow. The subadviser seeks companies with self-funding business models with significant recurring revenue and businesses with the ability to generate superior free cash flow over time. In addition, the subadviser takes a disciplined approach to valuation and stress tests the sustainability of profitability and growth. The subadviser will also consider emerging companies with promising future prospects that may not yet have demonstrated substantial profitability.

The subadviser will utilize fundamental analysis to identify investment candidates with these attributes, and evaluate industry dynamics, the strength of the business model and management skill. Valuation will be carefully examined using a variety of techniques that depend on the type of company being researched. Methods typically used are discounted cash flow analysis, market implied growth and returns relative to the subadviser’s expectations, multiple comparisons and scenario analysis.

~~The portfolio managers also consider various ESG factors, including but not limited to:~~

~~•~~	~~Supply chain monitoring and standards~~

~~•~~	~~Environmental management systems~~

~~•~~	~~Greenhouse gas emissions targets and achievements~~

~~•~~	~~Waste minimization and natural resource scarcity policies~~

~~•~~	~~The regulatory framework to which the company is subject~~

~~•~~	~~Workplace safety standards~~

~~•~~	~~Labor relations~~

~~•~~	~~Community impact~~

~~•~~	~~Employee training and retention programs~~

~~•~~	~~Green products and services~~

~~•~~	~~Continuous improvements in energy efficiency in products and operations~~

~~•~~	~~Executive compensation, independence and diversity of the board~~

~~•~~	~~Capital allocation policy~~

It is also the subadviser’s intention to engage and encourage management to improve in certain ESG areas identified by the subadviser through the sector analysts’ lead engagements. The subadviser engages and encourages management to improve in certain ESG areas in a variety of ways, including through ESG engagement meetings with management personnel of companies to discuss different topics relevant to the company’s business operations, such as labor standards, workforce diversity, supply chain, environmental targets, carbon intensity, reputation, and executive compensation; applying proprietary methodologies to assess the outcome and progress of these meetings to inform the subadviser’s ESG rating of the companies; and through proxy voting.

~~ESG characteristics and weightings are determined by sector, but also share common traits such as transparency, management involvement, innovation, long-term view, and willingness to engage investors on sustainability matters. The subadviser may also identify potential investments in companies that have attractive qualities based on proprietary research.~~ The portfolio managers will exercise their judgment in applying the ESG ratings system.

~~The portfolio managers construct a portfolio of companies along the spectrum of growth rates and valuations, assigning weights accordingly to the team’s highest-conviction ideas, and adjusting position sizes to manage portfolio risk.~~ All companies are assigned a proprietary ClearBridge ESG rating (A, AA, AAA). Companies that score a rating of “B” are considered uninvestable. ~~A unique aspect of the investment process is the distribution of stocks across the entire growth spectrum (cyclical, stable, and select), in an effort to provide balanced and diversified exposure while maintaining high active share.~~The subadviser’s proprietary ESG ratings assesses whether a company focuses on ESG factors, integrates ESG factors into its business model, and measures such efforts. Companies that the subadviser believes have not focused on ESG factors or have a poor ESG record are assigned a rating of “B.” Further, to the extent that there is a material/substantial issue with any one of the E, S or G components with respect to a company, such company will be assigned a “B” rating. The subadviser’s ESG ratings are formally reviewed at least annually. In addition, the subadviser’s research analysts monitor the companies included in the fund’s portfolio on an ongoing basis to assess the continued appropriateness of such ratings. The subadviser uses a variety of ESG factors, which may change from time to time, as part of its rating process.

Proxy voting is a vital part of the management role. The portfolio managers are guided by the ClearBridge Proxy Voting Policies and Procedures, which include proxy guidelines for traditional governance, environmental and social proposals. In addition, the portfolio managers generally support shareholder proposals that promote good governance, greater corporate transparency, accountability and ethical practices.

The subadviser will sell a security if the issuer no longer meets its financial or ESG criteria. In addition, the subadviser will seek to replace securities when the company’s risk/reward profile is no longer favorable due to price appreciation or if the company’s investment fundamentals have deteriorated meaningfully relative to original expectations. Securities may also be sold to permit investment in an issuer considered by the subadviser to be a more attractive alternative.

As of the end of the fund’s fiscal year, the top three sectors represented by the fund’s underlying investments were information technology, communication services and health care. These sectors may change over time.